Exhibit 3.1

Amendment to Bylaws

Section 8(c) of the Bylaws of Akerna Corp., which previously read in its entirety as follows:

“All Other Matters. Except as otherwise required by law or the Certificate of Incorporation, any other action of the stockholders shall be authorized by the vote of the majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter. Where a separate vote by a class or classes, present in person or represented by proxy, shall constitute a quorum entitled to vote on that matter, the affirmative vote of the majority of shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class, unless otherwise provided in the Certificate of Incorporation.”

is amended in its entirety to read as follows:

“All Other Matters. Except as otherwise provided by law, the Certificate of Incorporation or these bylaws, in all matters other than the election of directors, affirmative vote of a majority of the votes cast by holders of voting stock present in person or represented by proxy at the meeting and entitled to vote such matter shall be the act of the stockholders. Where a separate vote by a class or classes, present in person or represented by proxy, shall constitute a quorum entitled to vote on that matter, the affirmative vote of the majority of the votes cast by holders of shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class, unless otherwise provided by law, in the Certificate of Incorporation or these bylaws. In determining the number of votes cast for or against a proposal or nominee, shares abstaining from voting on a matter will not be treated as a vote cast. A non-vote by a broker will be counted for purposes of determining a quorum but not for purposes of determining the number of votes cast on a matter determined to be non-routine under applicable law, rules and regulations.”